EXHIBIT 12.1
FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended
	November 30,		Year Ended May 31,
	2010	2009	2010	2009	2008	2007	2006

Earnings:
Income before income taxes	$1,040	$841	$1,894	$677	$2,016	$3,215	$2,899
Add back:
Interest expense, net of capitalized interest	45	38	79	85	98	136	142
Amortization of debt issuance costs	8	6	14	5	5	6	5
Portion of rent expense representative of interest factor	417	385	806	795	784	766	842

Earnings as adjusted	$1,510	$1,270	$2,793	$1,562	$2,903	$4,123	$3,888

Fixed Charges:
Interest expense, net of capitalized interest	$45	$38	$79	$85	$98	$136	$142
Capitalized interest	38	44	80	71	50	34	33
Amortization of debt issuance costs	8	6	14	5	5	6	5
Portion of rent expense representative of interest factor	417	385	806	795	784	766	842

	$508	$473	$979	$956	$937	$942	$1,022

Ratio of Earnings to Fixed Charges	3.0	2.7	2.9	1.6	3.1	4.4	3.8